il2m INTERNATIONAL CORP.

3500 West Olive Avenue

Suite 810

Burbank, California 91505

telephone: 702.726.0381

May 6, 2015

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Assistant Director
Bryan Pitko, Staff Attorney
Johnny Gharib, Staff Attorney

Re:	Il2m International Corp.
Preliminary Information Statement on Schedule 14C
Filed April 28, 2015
File No. 333-176587

To Whom It May Concern:

On behalf of il2m International Corp., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated May 5, 2015 (the “SEC Letter”) regarding the Preliminary Information Statement on Schedule 14C (the “Information Statement”).

1. Please be advised that the Information Statement has been revised to delete reference to "Authorized Capital Amendment" and other disclosure not applicable to the action being communicated to the Company's shareholders.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

Page Two

May 6, 2015

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

il2m International Corp.

By:          /s/ Sarkis Tsaoussian

Sarkis Tsaoussian, Chief Executive Officer